Gritstone Oncology, Inc.

5858 Horton Street, Suite 210

Emeryville, California 94608

November 6, 2019

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Folake Ayoola, Senior Counsel, Office of Life Sciences

Irene Paik, Attorney Advisor

Re:	Gritstone Oncology, Inc. Registration Statement on Form S-3 (Registration No. 333-234211)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-234211) (the “Registration Statement”) of Gritstone Oncology, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on November 8, 2019, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Brian Cuneo at (650) 463-3014.

Thank you for your assistance in this matter.

Very truly yours,

GRITSTONE ONCOLOGY, INC.

By:	/s/ Jean-Marc Bellemin
Jean-Marc Bellemin
Chief Financial Officer

CC:	Andrew Allen, M.D., Ph.D., Gritstone Oncology, Inc.

Jean-Marc Bellemin, Gritstone Oncology, Inc.

Alan C. Mendelson, Esq., Latham & Watkins LLP

Brian J. Cuneo, Esq., Latham & Watkins LLP

Alexander T. White, Esq., Latham & Watkins LLP